FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, July 28, 2014

                                                                                                              Ger. Gen. N°130 /2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of a significant event : Director Mr. Vittorio Corbo Lioi has submitted his resignation to Endesa Chile´s Board, effective July 28th 2014.

I notify you of the aforementioned information without prejudice of which will be duly communicated to this Superintendence, in accordance with the 68th article of the Chilean Securities Market Act.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 2630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: July 28, 2014